Exhibit 3.1

Amendment to Bylaws of The Finish Line, Inc.

The Bylaws of the Company are amended by adding an Article 11 which reads as follows:

Unless the Corporation consents in writing to the selection of an alternative forum, the federal and state courts located in Marion County, Indiana, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Indiana Business Corporation Law, the Articles of Incorporation, or the Bylaws of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.